SUB-ITEM 77(K) - CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Ernst & Young ("E&Y"), 2001 Market Street, Philadelphia, Pennsylvania 19103, an independent registered public accounting firm, was the independent registered public accounting firm for the Registrant for the fiscal year ended November 30, 2010. Pursuant to meetings held on March 8, 2011, the Audit Committee and the Board of Directors of the Registrant engaged Tait, Weller & Baker LLP, 1818 Market Street, Philadelphia, Pennsylvania 19103, to replace E&Y as the independent registered public accounting firm for the Registrant for the fiscal year commencing December 1, 2010.

The reports of the financial statements previously issued by E&Y for the Registrant for the fiscal years ended November 30, 2010 and November 30, 2009 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.  For the fiscal years ended November 30, 2010 and November 30, 2009 through the date of the auditor change, there were no disagreements between the Registrant and E&Y on any matters of accounting principles or practices, financial statement disclosures, auditing scope or procedures, or any other matter which, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in connection with the issuance of E&Ys' reports on the financial statements of such periods. The Registrant requested that E&Y furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above comments. A copy of such letter, dated August 24, 2011, is filed hereto as Exhibit 77Q1(f).